Exhibit 99.1

Medigus to Take a Controlling Interest in Leading Internet Company Gix

Medigus will hold approximately 33% of Gix Internet which finished Q2 of 2020 with $18.5 million in revenues.

OMER, Israel, October 14, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced its increase in stake in Gix Internet Ltd. (TASE:GIX), a global leading company in MarTech solutions. Following the increase, Medigus will hold approximately 33% in Gix Internet and will become its largest shareholder.

Gix Internet finished the second quarter of 2020 with approx. $18.5 million in revenues. As of October 14, 2020, Gix Internet's market cap was approximately $10 million. Gix Internet offers its technologies over the internet on globally leading platforms, such as Google, Verizon Media Group, Apple and others. Gix Internet operates through two major arms: Gix Apps, which is distributed free of charge (browser add-ons and desktop apps) to end users and drives revenues from advertisements and Gix Content, a solution platform for publishers, personalized content ads and banners per users' preferences, based on Gix's proprietary AI technologies.

Pursuant to the Securities Purchase Agreement between Medigus Ltd., Gix Interent Ltd., f/k/a Algomizer Ltd., and Linkury Ltd., dated as of June 19, 2019, Medigus exercised its right to convert its Linkury Shares into ordinary shares of Gix Internet. The company currently owns 793,448 Linkury Shares, all of which will be converted into 9,858,698 Ordinary Shares of Gix Internet. The issuance of Gix Internet shares as a result of the conversion is conditioned upon Gix Internet shareholder approval.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as the actual issuance of Gix Internet shares to Medigus and the resulting assumption of a controlling interest by Medigus. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com